File Number: 61285-0003

Web site: www.langmichener.com

July 9, 2010

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registries, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Department of Justice, Yukon Territories
Superintendent of Securities, Government of Nunavut, Legal Registries Division

Dear Sirs/Mesdames:

Mala Noche Resources Corp.

In connection with the final short form prospectus of Mala Noche Resources Corp. dated July 9, 2010 (the “Prospectus”), we consent to the references to our name on page (ii) and under the headings “Technical Information”, “Interests of Experts” and “Legal Matters” and consent to the use of our firm’s name and reference to our opinion under the headings “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to therein or that is within our knowledge as a result of the services that we performed in connection with such opinions.

Yours truly,

(signed) “Lang Michener LLP”